EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges
Cellco Partnership (d/b/a Verizon Wireless)

	Year Ended December 31,
(in millions, except ratio)
	2005	2004	2003	2002	2001

Income from continuing operations before provision
for income taxes and cumulative effect of a
change in accounting principle	$6,586	$5,023	$3,319	$2,777	$1,366
Equity in (income) loss of unconsolidated entities	(27)	(45)	(15)	(14)	(6)
Interest expense	601	661	626	626	655
Amortization of debt issuance costs	2	2	4	4	-
Portion of rent expense representing interest	297	251	241	216	186
Amortization of capitalized interest	52	49	45	35	27
Distributions from unconsolidated entities	16	14	16	11	9

Income, as adjusted	$7,527	$5,955	$4,236	$3,655	$2,237

Fixed Charges:
Interest expense	$601	$661	$626	$626	$655
Capitalized interest	248	118	76	77	109
Amortization of debt issuance costs	2	2	4	4	-
Preferred return requirement of a consolidated
subsidiary	34	33	33	12	-
Portion of rent expense representing interest	297	251	241	216	186

Fixed charges	$1,182	$1,065	$980	$935	$950

Ratio of earnings to fixed charges	6.37	5.59	4.32	3.91	2.35